September 24, 2024

Patrick Reilly
Chief Financial Officer
Angel Studios 001, Inc.
295 W Center St.
Provo, Utah 84601

        Re: Angel Studios 001, Inc.
            Offering Statement on Form 1-A
            Filed September 11, 2024
            File No. 024-12502
Dear Patrick Reilly:

       We have reviewed your offering statement and have the following comment(s).

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. Please explain on the cover page how an investor in this offering can profit financially from this investment. In addition, we note your disclosure that "[w]hen
the Company   s
        Board of Directors . . . has determined that it has sufficient funds available, the Company will redeem the Shares at a price of $1.20 per share." Please revise here to also disclose, as you do on page 3, that (a) any dividend payment or voluntarily payment of the Stated
        Value would be made in the sole discretion of the Board and subject to the availability of sufficient funds, (b) shareholders will have no right to request a dividend or a redemption by the Company and (c) if you are unable to generate enough revenue to redeem the
        Shares, shareholders of Series A Preferred Stock will only have a right to receive the
        Series A Payment Amount upon liquidation, dissolution, or winding up, or upon a
        Deemed Liquidation Event, and in each case only to the extent there are funds available to such payment.
2. Please disclose on the cover page the key terms of the Series A Preferred Stock you are offering, including, but not limited to, that these securities have no voting rights, no
 September 24, 2024
Page 2

       conversion rights, and no rights to participate in any profits, payments or distributions, other than the specified elective redemption payment of $1.20 per share.
3.     We note the following statements on the cover page:

              "In particular, the Company was formed to market and distribute the Picture in movie theaters and through distribution platforms in the post-theatrical period, and will share in the revenue generated by that distribution."

              "Film investments are often structured as discrete investments formed around a single script and key talent. This allows investors to invest in a single
film   s theatrical
            release, without exposure to the poorer performance or liabilities of any other film.
            Likewise, the Company was formed solely to exploit the commercial potential of a
            single film     Boenhoffer."

       Please balance this disclosure by disclosing prominently on the cover page that investors in this offering will not share directly or proportionally in any revenue or profits from the film. In addition, please disclose prominently on the cover page that, no matter how successful the film is financially, the only way in which an investor can profit financially from this investment is if you choose to pay the specific redemption payment, which payment is capped at $1.20 per share.
Description of Securities
Preferred Stock, page 27

4. Please discuss here the terms of the elective $1.20 redemption payment. Please also revise the disclosure under the "Dividends" sub-heading to explain this circumstances, if any, under which investors in this offering could have a claim to dividends. If there are no such circumstances, other than the aforementioned redemption payment, please make this fact explicit.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 September 24, 2024
Page 3

       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Iqan Fadaei